Amended EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 6/1/2011	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$ 118,265,860	$525,000
Quality Fund	$ 71,378,160	$400,000
Emerging Markets Fund	$ 186,502,899	$600,000
Foreign Value Fund	$ 453,123,805	$750,000
Foreign Value Small Cap Fund	$ 105,643,826	$525,000
Micro Cap Fund	$ 455,000 (as of 9/7/11)	$50,000